FORM 8-A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SEMCO ENERGY, INC.
(Exact name of registrant as specified in its charter)

Michigan	38-2144267
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1411 Third Street, Suite A, Port Huron, Michigan	48060
(Address of principal executive offices)	(Zip Code)

If this Form relates to the registration of a class of pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☒

If this Form relates to the registration of a class of pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐

Securties Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Rights to Purchase Series A Preference Stock	New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered

On January 16, 1997, the Board of Directors of SEMCO Energy, Inc. (formerly known as Southeastern Michigan Gas Enterprises, Inc.) (the “Company”) declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on April 15, 1997 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preference Stock, par value $1.00 per share (the “Preference Stock”), at a purchase price of $74.88, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (as amended, the “Rights Agreement”) between the Company and National City Bank (successor to Continental Stock Transfer & Trust Company), as Rights Agent.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right certificates will be distributed. The Rights will separate from the Common Stock and a “Distribution Date” will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons, other than a subsidiary or employee benefit plan of the Company, has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of a reduction in the number of shares outstanding, or (ii) ten (10) business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of fifteen percent (15%) or more of the outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation referencing the Rights Agreement, and (iii) the transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preference Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 15, 2007, unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Right certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right certificates alone will represent the Rights. Holders of each share of Common Stock issued prior to the Distribution Date or the expiration of the Rights will also receive a Right.

In the event that a person or group, other than a subsidiary or employee benefit plan of the Company, becomes a beneficial owner of fifteen percent (15%) or more of the shares of Common Stock then outstanding other than as a result of a reduction in the number of shares outstanding (an “Acquiring Person”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right, unless such Person became an Acquiring Person pursuant to an offer for all outstanding shares of Common Stock that a majority of the independent directors determines to be fair to and otherwise in the best interests of the Company and its stockholders. In lieu of fractional shares of Common Stock, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one (1) share of Common Stock. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. In addition, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $74.88 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $149.76 worth of Common Stock (or other consideration, as noted above) for $74.88. Assuming that the Common Stock had a per share value of $24 at such time, the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for a total of $74.88.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), (ii) any person or entity (other than a subsidiary of the Company) consolidates or merges with the Company and the Company survives but its stock is exchanged for the stock or other securities of another company or for cash or other assets, or (iii) fifty percent (50%) or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

At any time until ten (10) business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price. The foregoing notwithstanding, the Rights generally may not be redeemed for 180 days following a change in a majority of the Board of Directors as a result of a proxy contest if the redemption is reasonably likely to have the purpose or effect of allowing a person to become an Acquiring Person or facilitating a Triggering Event.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock or other consideration of the Company or for common stock of the acquiring company as set forth above.

Any of the provisions of the Rights Agreement may be amended prior to the Distribution Date by the Company without the approval of the holders of Rights. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Company without the approval of the holders of Rights only to cure any ambiguity, correct or supplement any defective or inconsistent provision of the Rights Agreement, make changes which do not adversely affect the interests of holders of Rights, or, under certain circumstances, shorten or lengthen any time period under the Rights Agreement. No amendment may be made at such time as the Rights are not redeemable.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission and is available via the Internet at www.sec.gov or free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning its offer on a substantial number of Rights being acquired.

Item 2. Exhibits

Exhibit No.	Description
3(a)
Rights Agreement, dated as of April 15, 1997, between SEMCO Energy, Inc. (formerly known as Southeastern Michigan Gas Enterprises, Inc.) and National City Bank (successor to Continental Stock Transfer & Trust Company), as Rights Agent, including the form of Right certificate that is included as Exhibit B to the Rights Agreement (filed as an exhibit to the Company’s Form 10-K for the year ended December 31, 1996, and incorporated herein by reference). Pursuant to the Rights Agreement, Right certificates will not be mailed until after the earliest to occur of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons, other than a subsidiary or employee benefit plan of the Company, has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock, other than as a result of a reduction in the number of shares outstanding, or (ii) ten (10) business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of fifteen percent (15%) or more of the outstanding shares of Common Stock.

3(b)
Amended Rights Agreement, dated as of March 19, 2004, between SEMCO Energy, Inc. (formerly known as Southeastern Michigan Gas Enterprises, Inc.) and National City Bank (successor to Continental Stock Transfer & Trust Company), as Rights Agent (filed as an exhibit to the Company’s Form 10-Q for the period ended March 31, 2004, and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SEMCO Energy, Inc.

Dated: November 11, 2005	By:	/s/ Peter F. Clark

Peter F. Clark Its: Senior Vice President and General Counsel

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